SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)


                            Aldabra Acquisition CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    01407F103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Hound Partners, LLC
                           101 Park Avenue, 48th Floor
                            New York, New York 10178
                            Telephone (212) 984-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 12, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  01407F103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hound Partners, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,617,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,617,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,617,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.23%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No.  01407F103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hound Performance, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,617,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,617,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,617,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.23%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No.  01407F103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jonathan Auerbach

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,617,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,617,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,617,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.23%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  01407F103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hound Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,271,948

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,271,948

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,271,948

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.56%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.  01407F103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hound Partners Offshore Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,345,052

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,345,052

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,345,052

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.12%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 01407F103
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Aldabra Acquisition Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal office is Rockefeller Center, 620 Fifth Avenue, 3rd Floor, New York, New York 10020. This
Schedule 13D relates to the Issuer's Common Stock, $0.0001 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) Hound Partners, LLC, a Delaware limited liability company, (ii) Hound Performance, LLC, a Delaware limited liability company, (iii) Jonathan Auerbach, a United States citizen, (iv) Hound Partners, LP, a Delaware limited libility company, and (v) Hound Partners Offshore Fund, LP, a Cayman Islands exempted limited partnership (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is 101 Park Avenue, 48th Floor, New York, New York 10178.

     Jonathan Auerbach is the managing member of Hound Performance, LLC and Hound Partners, LLC, investment management firms that serve as the general partner and investment manager, respectively, to Hound Partners, LP and Hound Partners Offshore Fund, LP. The principal business of Hound Partners, LP and Hound Partners Offshore Fund, LP is purchasing, holding and selling securities for investment purposes.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Hound Partners, LP and Hound Partners Offshore Fund, LP.

     The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $6,203,711.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach may be deemed to be the beneficial owner of 2,617,000 Shares or 20.23%* of the Shares of the Issuer, based upon the 12,935,500 Shares outstanding as of August 14, 2006, according to the Issuer's most recent Form 10-QSB. As of the date hereof, Hound Partners, LP may be deemed to be the beneficial owner of 1,271,948 Shares or 10.56% of the Shares of the Issuer, and Hound Partners Offshore Fund, LP may be deemed to be the beneficial owner of 1,345,052 Shares or 11.12% of the Shares of the Issuer. The 2,617,000 Shares include 1,735,500 Shares that may be acquired upon the exercise of a Warrant to Purchase Common Stock (the "Warrant"). The Warrant is immediately exercisable and expires on February 17, 2009.

----------
* The percentage of shares for the Issuer beneficially owned by the Reporting Persons is calculated in accordance with the applicable SEC rules such that the numerator is based on the 881,500 shares owned by the Reporting Persons and the 1,735,500 shares that may be acquired upon the exercise of the Warrant and the denominator is based on the 11,200,000 shares the Company reported outstanding as of August 14, 2006, including warrants held by the Reporting Persons and, by way of clarification, excluding all other outstanding warrants.

     Each of Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,617,000 Shares. Hound Partners, LP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,271,948 Shares. Hound Partners Offshore Fund, LP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,345,052 Shares.

     Each of Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,617,000 Shares. Hound Partners, LP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,271,948 Shares. Hound Partners Offshore Fund, LP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,345,052 Shares.

     The trading date, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in private sales and open market transactions.

     The aforementioned Shares were acquired for investment purposes. Hound Partners, LP and Hound Partners Offshore Fund, LP may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. A description of the transactions in the Shares that were effected by the Reporting Persons during past 60 days is filed herewith as Exhibit B.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 19, 2006
-----------------------
(Date)


HOUND PARTNERS, LLC

By:  /s/ Jonathan Auerbach
   -------------------------
     Jonathan Auerbach, Managing Member

HOUND PERFORMANCE, LLC

By:  /s/ Jonathan Auerbach
   -------------------------
     Jonathan Auerbach, Managing Member


JONATHAN AUERBACH
     /s/ Jonathan Auerbach
   -------------------------

HOUND PARTNERS, LP
By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
   -------------------------
     Jonathan Auerbach, Managing Member

HOUND PARTNERS OFFSHORE FUND, LP
By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
   -------------------------
     Jonathan Auerbach, Managing Member


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

     The  undersigned  agree that this  Schedule 13D dated  September  19, 2006,
relating  to  the  Common  Stock  par  value  $0.0001  of  Aldabra   Acquisition
Corporation shall be filed on behalf of the undersigned.


September 19, 2006
-----------------------
(Date)


HOUND PARTNERS, LLC

By:  /s/ Jonathan Auerbach
   -------------------------
     Jonathan Auerbach, Managing Member

JONATHAN AUERBACH
     /s/ Jonathan Auerbach
   -------------------------

HOUND PARTNERS, LP
By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
   -------------------------
     Jonathan Auerbach, Managing Member

HOUND PARTNERS OFFSHORE FUND, LP
By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
   -------------------------
     Jonathan Auerbach, Managing Member

                                                                       Exhibit B


                 Transactions in the Shares - Hound Partners, LP

                 Date of         Number of Shares       Price Per
               Transaction          Purchase              Share

                  9/1/2006           48,530               5.62
                  9/5/2006           49,850               5.66
                  9/5/2006            9,970               5.61
                  9/6/2006            9,706               5.62
                  9/7/2006           60,662               5.62
                  9/8/2006            4,853               5.64
                 9/11/2006              242               5.62
                 9/13/2006            6,308               5.59
                 9/14/2006           67,942               5.63
                 9/14/2006           97,060               5.64
                 9/14/2006           49,985               5.65
                 9/15/2006           24,265               5.62



                Transactions in the Options - Hound Partners, LP

                 Date of         Number of Shares       Price Per
               Transaction          Purchase              Share

                 9/11/2006           72,795               0.62
                 9/12/2006           77,648               0.63
                 9/13/2006           24,265               0.66
                 9/13/2006           13,685               0.66
                 9/14/2006           24,265               0.72
                 9/14/2006           90,993               0.70
                 9/14/2006           78,133               0.72
                 9/14/2006          143,163               0.74
                 9/15/2006          194,120               0.75
                 9/15/2006           46,103               0.76
                 9/15/2006           77,405               0.75



          Transactions in the Shares - Hound Partners Offshore Fund, LP

                 Date of         Number of Shares       Price Per
               Transaction          Purchase              Share

                  9/1/2006           51,470               5.62
                  9/5/2006           50,150               5.66
                  9/5/2006           10,030               5.61
                  9/6/2006           10,294               5.62
                  9/7/2006           64,338               5.62
                  9/8/2006            5,147               5.64
                 9/11/2006              258               5.62
                 9/13/2006            6,692               5.59
                 9/14/2006           72,058               5.63
                 9/14/2006          102,940               5.64
                 9/14/2006           53,015               5.65
                 9/15/2006           25,735               5.62



         Transactions in the Options - Hound Partners Offshore Fund, LP

                 Date of         Number of Shares       Price Per
               Transaction          Purchase              Share

                 9/11/2006           77,205               0.62
                 9/12/2006           82,352               0.63
                 9/13/2006           25,735               0.66
                 9/13/2006           14,315               0.66
                 9/14/2006           25,735               0.72
                 9/14/2006           96,007               0.70
                 9/14/2006           82,867               0.72
                 9/14/2006          151,837               0.74
                 9/15/2006          205,880               0.75
                 9/15/2006           48,897               0.76
                 9/15/2006           82,095               0.75



SK 22404 0002 704121